Darin W. Wagner, P. Geo
Consent of Professional (Qualified Person)

British Columbia Securities Commission
Attn: Corporate Finance
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver BC, V7Y 1L2

Alberta Securities Commission
Attn: Corporate Finance
4th Floor, 300 – 5th Avenue S.W.
Calgary AB, T2P 3C4

TSX Venture Exchange
Attn: Corporate Finance
PO Box 11633, 650 West Georgia St.
Vancouver BC, V6B

Quebec Securities Commission
Attn: Corporate Finance
800 Square Victoria, 22nd Floor
PO Box 246, Tour de la Bourse
Montreal PQ, H4Z 1G3

Re: Platinum Group Metals Limited (the "Issuer")

1. I, Darin W. Wagner, of 12211 210th Street, Maple Ridge, British Columbia declare that I have prepared the technical report entitled ***"Technical Report on the Lakemount Property, Esquega-Lastheels-McMurray-Chabanel Townships, Wawa Area, District of Sault Ste. Marie, Ontario"*** dated July 8, 2004 (the Report).
2. I do not own nor do I expect to receive any interest (direct, indirect or contingent) in the property described in the Report, nor do I expect to receive any securities of the Issuer in respect of services rendered in the preparation of the Report.
3. I am a full-time, salaried employee of the Issuer and a Professional Geoscientist registered in the Province of Ontario (License Number 0227) and as such can be considered a qualified person under National Instrument 43-101 but am not independent of the Issuer.
4. I hereby consent to the filing of the Report and to written disclosure of the Report and of extracts from or a summary of the Report in the written disclosure being filed by the Issuer in the public files with the Securities Commissions of British Columbia, Quebec and Alberta and the Toronto Venture Exchange.
5. I further acknowledge that I have read that section of the 2003 Annual Information Form prepared by the Issuer which pertains to the Report and do not have any reason to believe that there are any misrepresentations in the information derived from the Report or that said disclosure contains any misrepresentations of the information contained in the Report.

Dated this 8th day of July, 2004 and Amended November 30th, 2005

Darin W. Wagner, M.Sc., P. Geo.

PROFESSIONAL GEOSCIENTIST
DARIN W. WAGNER
PRACTISING MEMBER
0227
ONTARIO